SECURI[...] [...]SION

05037990

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 37376

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 8 2005 WASH., D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALENTINE & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3455 PEACHTREE ROAD #2000
(No. and Street)

ATLANTA GA 30326
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL WOLF (404) 760-2192
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moore Stephens Tiller
(Name – *if individual, state last, first, middle name*)

780 Johnson Ferry Rd #325 Atlanta GA 30342
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Wolf, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballentine & Company, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

ANGELA J. ALFORD NOTARY EXPIRES GEORGIA MAY 22, 2007 PUBLIC WALTON COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALENTINE & COMPANY, LLC

FINANCIAL REPORT

December 31, 2004

CONTENTS

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS

To the Board of Managers and Member of
Balentine & Company, LLC
Atlanta, Georgia

We have audited the statement of financial condition of Balentine & Company, LLC as of December 31, 2004, and the related statements of income and member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Balentine & Company, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Tiller LLC

Atlanta, Georgia
January 21, 2005

FINANCIAL STATEMENTS

BALENTINE & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2004

ASSETS

ASSETS	
Cash and cash equivalents	$ 3,352,148
Commissions receivable	31,100
Other accounts receivable	446,486
Prepaid expenses	38,472
Property and equipment, net	856,388
Investment in limited partnerships	396,450
Total	$ 5,121,044

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 822,725
MEMBER'S EQUITY	4,298,319
Total	$ 5,121,044

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
For the Year Ended December 31, 2004

REVENUES	
Advisory and managed asset fees	$ 20,484,912
Consulting revenue	1,033,123
Trading revenue	4,689,565
Other income	867,863
Equity in earnings of limited partnerships, net	401,659
Total revenues	27,477,122
EXPENSES	
Compensation and related expenses	8,310,287
Asset management expenses	8,711,765
Office and other operating expenses	1,993,688
Marketing and entertainment expenses	296,342
Total expenses	19,312,082
NET INCOME	8,165,040
MEMBER'S EQUITY AT BEGINNING OF YEAR	3,947,894
CHANGE IN ACCOUNTING ESTIMATE - EQUITY-BASED COMPENSATION	(364,615)
MEMBER'S DISTRIBUTIONS	(7,450,000)
MEMBER'S EQUITY AT END OF YEAR	$ 4,298,319

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 8,165,040
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	325,345
Equity in earnings from limited partnerships, net	(401,659)
Change in accounting estimate - equity-based compensation	(364,615)
Change in assets and liabilities:	
Commissions receivable	18,899
Other receivables	2,663
Prepaid expenses	20,649
Other assets	3,300
Accounts payable and accrued expenses	(9,504)
Net cash provided by operating activities	7,760,118
CASH FLOWS FROM INVESTING ACTIVITIES	
Return of capital in limited partnerships	462,702
Capital contribution in limited partnership	(100)
Purchases of property and equipment	(85,994)
Net cash provided by investing activities	376,608
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(7,450,000)
Net increase in cash and cash equivalents	686,726
CASH AND CASH EQUIVALENTS	
Beginning	2,665,422
Ending	$ 3,352,148
NONCASH FINANCING ACTIVITY:	
Distribution to Parent due to change in accounting estimate related to equity-based compensation	$ 364,615

The accompanying notes are an integral part of these financial statements.

BALENTINE & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2004

1. Nature of Business and Summary of Significant Accounting Policies.

A. Nature of Business

Balentine & Company, LLC (the "Company"), is an investment counseling firm and broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). The Company, which is located in Atlanta, Georgia, introduces customers on a fully disclosed basis to its primary clearing agent, Pershing, LLC. The Company is a wholly owned subsidiary of Balentine Delaware Holding Company, LLC (the "Parent"), which is ultimately a subsidiary of Wilmington Trust Corporation ("WTC"). The following is a summary of the significant accounting policies followed by the Company.

B. Accrual Basis

The financial statements of the Company have been prepared on the accrual basis.

C. Revenues and Clearing Fees

Commission and trading revenues, and related clearing fees, are recorded on a trade date basis. Trading revenues arise from both bond and equity trading activities. Advisory fees are based on a percentage of the client's account balance.

D. Depreciation and Amortization

Furniture and fixtures are depreciated on a straight-line basis over a seven-year life. Equipment is depreciated on a straight-line basis over a three-year life. Leasehold improvements are amortized over the original term of the lease. Improvements that extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred.

E. Income Taxes

The Company is a Georgia Limited Liability Company and is taxed as a partnership for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its member.

F. Cash and Cash Equivalents

The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents. The Company is required to maintain a minimum $100,000 collateral account with Pershing, LLC, its primary clearing agent.

G. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

H. Accounts Receivable

Management believes that all accounts receivable are fully collectible. Therefore, no allowance for doubtful accounts is deemed necessary.

I. Investment in Limited Partnerships

The Company is the General Partner in each of the limited partnerships known as the Balentine Private Funds and accounts for its investment using the equity method.

2. Property and Equipment

Property and equipment consist of the following classifications:

Equipment and software	$ 544,296
Furniture and leasehold improvements	2,080,978
	2,625,274
Less accumulated depreciation	(1,768,886)
	$ 856,388

3. Net Capital Requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that minimum net capital be the greater of $250,000 or 1/15 of aggregate indebtedness. At December 31, 2004, the Company's net capital exceeded required net capital by approximately $2,479,400.

4. Concentration of Credit Risks

The Company maintains cash balances at its primary clearing agent, Pershing, LLC. The amount on deposit with Pershing at December 31, 2004 was approximately $3,574,000.

5. Operating Leases

The Company has entered into several noncancelable operating lease agreements for office space, vehicles, and equipment that expire at various dates through the year 2007. Minimum future payments required under the terms of the leases for each of the next five years as of December 31 in the aggregate are as follows:

Year	Amount
2005	$ 832,598
2006	833,989
2007	836,018
Total	$ 2,502,605

Rent expense charged to operations totaled $800,975 for the year ended December 31, 2004.

6. Related Party Transactions

The Company serves as sub advisor to WTC for clients referred to the Company by WTC. For each client referred by WTC that invests in either the Balentine Private Funds or a managed account, the Company receives 50% of the net fees charged to the client plus the related sub advisor fee. Beginning July 1, 2003, .25% per annum of client assets plus the related sub advisor fee will be charged to all new WTC client investments in either the Balentine Private Funds or a managed account. For the year ended December 31, 2004, these shared fees totaled $9,796,975. Fees due to the Company from WTC at December 31, 2004 totaled $168,953. In addition, the Company was reimbursed approximately $75,000 for certain employee salaries and also reimbursed WTC approximately $28,000 for employee salaries and bonuses during the year.

On April 30, 2003, the Company entered into an agreement with Balentine Management, Inc. ("BMI"), a wholly owned subsidiary of Balentine Holdings, Inc., (the parent company of Balentine Delaware Holding Company, LLC), whereby BMI hired all the Company's employees and the Company retained BMI and its employees to perform services on behalf of the Company. During the year ended December 31, 2004, the Company paid approximately $7,837,000 to BMI for these services.

The Company received an operational allocation for overhead costs incurred on behalf of its affiliate, Balentine & Company of Tennessee, LLC. Balentine & Company of Tennessee, LLC was formerly a 45.45% owned subsidiary of the Company's parent until June 1, 2004, when the Company's parent purchased all outstanding minority interests and merged with the subsidiary. This operational allocation totaled $104,167 for the year ended December 31, 2004. In addition, the Company was reimbursed approximately $69,800 by Balentine & Company of Tennessee, LLC, for the services of its investment advisors for the year ended December 31, 2004. The Company was also reimbursed approximately $94,000 by Balentine & Company of Tennessee, LLC for payroll costs incurred on its behalf during the year.

The Company is the General Partner in each of the limited partnerships commonly referred to as the Balentine Private Funds. During the year ended December 31, 2004, the Company recognized commission revenue related to trades involving these limited partnerships, as follows:

Balentine Small-Cap Funds	$ 1,359,000
Balentine Large-Cap Funds	950,694
Balentine Mid-Cap Funds	438,942
Balentine International Funds	252,861
Balentine Real Estate Funds	247,308
Balentine Global Index Funds	196,345
Balentine Hedge Funds	1,379
Total	$ 3,446,529

The Company, as the General Partner in each limited partnership, receives a management fee from each of the limited partnerships. The management fee is based upon the value of each limited partnership's assets and totaled $6,100,860 for the year ended December 31, 2004. The Company also receives an operational allocation from each of the limited partnerships for overhead costs incurred on their behalf. Operational allocations paid to the Company totaled approximately $700,000. The Company shares in the incentive fees earned by certain Balentine Private Funds provided certain performance measures are attained during the year. Incentive fees earned by the Company totaled approximately $401,659 for the year ended December 31, 2004.

7. Equity Participation Purchase Plan

Effective January 1, 2003, the Company's parent adopted an Equity Participation Purchase Plan (the "Plan") intended to advance the interests of the Parent and the Company by providing eligible employees an opportunity to acquire or increase an equity participation in the Parent. Because the Plan provided that equity participation units would be sold and purchased based on values determined by a formula, the Company accounted for the Plan using variable accounting, similar to the accounting for a stock appreciation right (SAR). For the year ended December 31, 2003, the Company recorded compensation expense of $364,615 related to the increase in value of membership points issued under the Plan and a like amount as contributed capital from its Parent.

During 2004, the Company amended and restated the Plan for certain technical requirements to reflect the original intentions of the parties to the Plan. The amendments provided that the equity participation units would be sold and purchased at fair value. As a result of this amendment and restatement, the Plan no longer required variable accounting for the membership points issued under the Plan. The accounting effects associated with the Plan amendments were treated as a change in accounting estimate and, accordingly, compensation expense recorded in 2003 was reversed in 2004 resulting in a $364,615 increase in 2004 earnings and a corresponding decrease of $364,615 to member's equity.

The Parent granted 135,000 of new equity purchase rights to employees of the Company, which were exercised for purchases totaling $1,545,021, during the first quarter of 2004.

On July 1, 2004, all outstanding interests under the Plan were purchased by Balentine Holdings, Inc., a subsidiary of WTC and the direct parent of Balentine Delaware Holding Company, LLC.

8. Planned Merger

On December 31, 2004, WTC requested approval from the National Association of Securities Dealers (NASD) to allow Balentine Delaware Holding Company, LLC to merge with and into the Company, with the Company being the surviving entity and directly owned by WTC. Effective January 2, 2005, the Company's name was changed to Wilmington Trust Investment Management, LLC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Member of
Balentine & Company
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Balentine & Company, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the Member, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moore Stephens Tiller LLC

Atlanta, Georgia
January 21, 2005

SUPPLEMENTARY INFORMATION

BALENTINE & COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2004

Schedule 1

Net Capital	
Total member's equity	$ 4,298,319
Deductions:	
Total nonallowable assets	1,737,796
Section 3020 deductions	-
	1,737,796
Net capital before haircuts on securities	2,560,523
Haircuts on securities (money market funds)	26,276
Net capital	$ 2,534,247
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 822,725
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 54,848
Excess net capital	$ 2,479,399
Percentage of aggregate indebtedness to net capital	32%

There were no material differences in the above computations from those included in the Company's report on Form X-17A-5 Part IIA, for the period ended December 31, 2004.

BALENTINE & COMPANY, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2004

STATEMENT OF EXEMPTION FROM COMPLIANCE UNDER RULE 15c3-3

The Company is exempt from compliance with Rule 15c3-3 under Section (k)(2)(2) of the Rule. The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, and all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption as of December 31, 2004.